BRITISH
COLUMBIA

Number: C1186156

CERTIFICATE
OF
CONTINUATION

BUSINESS CORPORATIONS ACT

I Hereby Certify that APPLIED INVENTIONS MANAGEMENT CORP., has continued into British Columbia from the Jurisdiction of ONTARIO, under the Business Corporations Act, with the name ACREAGE HOLDINGS, INC. on November 9, 2018 at 12:15 PM Pacific Time.

Issued under my hand at Victoria, British Columbia
On November 9, 2018

CAROL PREST
Registrar of Companies
Province of British Columbia
Canada

ELECTRONIC CERTIFICATE